SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

August 16, 2017

Partner Communications Company Ltd.
(Translation of Registrant's Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946) and on March 14, 2016 (Registration No. 333-210151)

Enclosure: Partner Communications reports second quarter 2017 results

PARTNER COMMUNICATIONS REPORTS
SECOND QUARTER 2017 RESULTS1

ADJUSTED EBITDA2 TOTALED NIS 252 MILLION

OPEX2 TOTALED NIS 489 MILLION, A DECLINE OF NIS 83 MILLION FROM Q2 2016

ADJUSTED FREE CASH FLOW2 TOTALED NIS 208 MILLION

Second quarter 2017 highlights (compared with second quarter 2016)

•	Total Revenues: NIS 805 million (US$ 230 million), a decrease of 10%

•	Service Revenues: NIS 646 million (US$ 185 million), a decrease of 7%

•	Equipment Revenues: NIS 159 million (US$ 45 million), a decrease of 22%

•	Total Operating Expenses (OPEX): NIS 489 million (US$ 140 million), a decrease of 15%

•	Adjusted EBITDA: NIS 252 million (US$ 72 million), an increase of 11%

•	Adjusted EBITDA Margin[2]: 31% of total revenues compared with 25%

•	Profit for the Period: NIS 34 million (US$ 10 million), an increase of 31%

•	Net Debt[2]: NIS 1,081 million (US$ 309 million), a decrease of NIS 883 million

•	Adjusted Free Cash Flow (before interest): NIS 208 million (US$ 59 million), an increase of NIS 48 million

•	Cellular ARPU: NIS 62 (US$ 18), a decrease of 5%

•	Cellular Subscriber Base: approximately 2.66 million at quarter-end, a decrease of 1%

Rosh Ha'ayin, Israel, August 16, 2017 – Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced today its results for the quarter ended June 30, 2017.

Commenting on the second quarter 2017 results, Mr. Isaac Benbenisti, CEO of Partner noted:

"The second quarter results portray a net increase in the number of cellular subscribers, continued efficiency measures implemented in the Company and an increase in operating profit.

1 The quarterly financial results are unaudited.
2  For the definition of this and other Non-GAAP financial measures, see "Use of Non-GAAP Financial Measures" in this press release.

In the last quarter, we continued to establish our leadership in the cellular segment, and we reported an increase in the number of Post-Paid subscribers, who account for 85% of the Company's cellular subscriber base, for the eighth consecutive quarter. We continue to deploy 4.5G network throughout the country and at the same time we continue to implement MIMO 4X4 technology in our cellular network, which will enable us to offer cellular internet at speeds of up to 400 Mbps. In addition, we continue to develop additional capabilities for Partner's unique IoT (Internet of Things) Pro network, which are for private use and adapted to the specific needs of business subscribers.

We opened the second half of 2017 with the initial marketing of Partner TV services and triple services which include internet and fixed-line telephony, in addition to TV. Over 20,000 consumers have requested to join Partner TV, reflecting the strong interest in the Israeli market to switch to a more advanced TV service at a more attractive price. In the last two weeks we have already begun installations in the homes of consumers. In addition, the localized launch of Netflix in Israel, and our partnership with the world's leading internet television network, will enable us to offer a unique value-added offering to Partner TV customers.

Last week we revealed additional news, with the announcement regarding the expansion of Partner's fiber optic network, which enables private customers, already at this point in time, internet services at speeds of up to 1,000Mbps and we have already reached tens of thousands of households. In the coming months we plan to significantly expand our deployments within the cities with a reach of additional tens of thousands of homes using Partner's fiber infrastructure. This is in addition to growing numbers of business customers already enjoying the advantages of Partner's fiber optic network, which is deployed in central business areas in various cities in Israel and is connected to economic centers worldwide.

The positive quarterly results, together with the successful launch of Partner TV and the progress in fiber deployment, are the result of long-term plans that we started over two years ago, designed to provide our customers with added value across the variety of communication services we offer as a comprehensive communications group."

Mr. Dudu Mizrahi, Partner's Chief Financial Officer, commented on the second quarter results of 2017:

"The past months at Partner have been characterized by activity in a wide range of operational and financial areas, and continued efficiency measures in the Company, all alongside the planning of future investments by the Company.

During the last quarter, the Company's cellular subscriber base grew by 4 thousand subscribers, with the Post-Paid subscribers increasing by 14 thousand subscribers while the Pre-Paid subscribers base declined by 10 thousand subscribers. An increase in the size of the subscriber base together with an increase in ARPU, as a result of seasonality and price stability in calls and data packages, resulted in a quarterly increase in revenues from cellular services.

In the equipment sales operations, the steps that we have taken in the past few months resulted in an improvement in gross profit from equipment sales to NIS 33 million with profitability of 21% compared to gross profit of NIS 26 million and profitability of 16% in the first quarter of 2017.

Further, in the second quarter, following the trend we have seen in previous quarters, we continued to reduce the Company's OPEX, which contributed to the improvement in the Company's EBITDA compared to the previous quarter as well as to the parallel quarter last year. In the second quarter of 2017, the higher EBITDA was a result of the growth in service revenues, the improvement in gross profit from equipment sales and the continued decline in OPEX.

We continue to report strong adjusted free cash flow before interest payments, which totaled NIS 208 million in the second quarter of 2017, an increase of 30% compared to the second quarter of 2016 and a 65% increase compared to the first quarter of 2017.

With respect to financing, during the past quarter we took a number of steps including a capital raise of approximately NIS 190 million, early repayments of loans from banks and financial institutions in a total amount of NIS 700 million in June and NIS 175 million in July, while at the same time raising new debt by issuing bonds in an amount of approximately NIS 255 million in July. These measures strengthened the Company's balance sheet and will reduce the Company's finance expenses, in order to enable us to realize Partner's strategic plans."

NIS Million	Q2'17	Q1'17	Comments
Service Revenues	646	640
Equipment Revenues	159	163	Decrease in fixed-line equipment sales
Total Revenues	805	803
Gross profit from equipment sales	33	26	Change in product mix with increase in profit margins
OPEX	489	496
Adjusted EBITDA	252	233
Profit for the Period	34	51	Finance expenses in Q2 2017 included one-time early repayment expense of NIS 25 million
Capital Expenditures (additions)	61	40
Adjusted free cash flow (before interest payments)	208	126
Net Debt	1,081	1,415	Decline in debt results from positive free cash flow and capital raise of approximately NIS 190 million

NIS Million	Q2'17	Q1'17	Comments
Cellular Post-Paid Subscribers (end of period, thousands)	2,273	2,259
Cellular Pre-Paid Subscribers (end of period, thousands)	389	399
Monthly Average Revenue per Cellular User (ARPU) (NIS)	62	61	Increase as a result of seasonality and price stability in call and data packages
Quarterly Cellular Churn Rate (%)	9.0%	9.8%	Decline in churn rate of both Post-Paid subscribers and Pre-Paid subscribers

Key Financial Results

NIS MILLION (except EPS)	Q2'17	Q2'16	% Change
Revenues	805	897	-10%
Cost of revenues	637	730	-13%
Gross profit	168	167	+1%
Operating profit	103	67	+54%
Profit for the period	34	26	+31%
Earnings per share (basic, NIS)	0.21	0.17	+24%
Adjusted free cash flow (before interest)	208	160	+30%

Key Operating Indicators

	Q2'17	Q2'16	Change
Adjusted EBITDA (NIS million)	252	228	+11%
Adjusted EBITDA (as a % of total revenues)	31%	25%	+6
Cellular Subscribers (end of period, thousands)	2,662	2,700	-38
Quarterly Cellular Churn Rate (%)	9.0%	9.8%	-0.8
Monthly Average Revenue per Cellular User (ARPU) (NIS)	62	65	-3

Partner Consolidated Results

	Cellular Segment			Fixed-Line Segment			Elimination		Consolidated
NIS Million	Q2'17	Q2'16	Change %	Q2'17	Q2'16	Change %	Q2'17	Q2'16	Q2'17	Q2'16	Change %
Total Revenues	642	715	-10%	206	236	-13%	(43)	(54)	805	897	-10%
Service Revenues	497	527	-6%	192	219	-12%	(43)	(54)	646	692	-7%
Equipment Revenues	145	188	-23%	14	17	-18%	-	-	159	205	-22%
Operating Profit	81	31	+161%	22	36	-39%	-	-	103	67	+54%
Adjusted EBITDA	196	155	+26%	56	73	-23%	-	-	252	228	+11%

Financial Review

In Q2 2017, total revenues were NIS 805 million (US$ 230 million), a decrease of 10% from NIS 897 million in Q2 2016.

Service revenues in Q2 2017 totaled NIS 646 million (US$ 185 million), a decrease of 7% from NIS 692 million in Q2 2016.

Service revenues for the cellular segment in Q2 2017 totaled NIS 497 million (US$ 142 million), a decrease of 6% from NIS 527 million in Q2 2016. The decrease was mainly the result of two factors, the continued price erosion of cellular services (both Post-Paid and Pre-Paid) due to the continued competitive market conditions and one-time revenue items in Q2 2016.

Service revenues for the fixed-line segment in Q2 2017 totaled NIS 192 million (US$ 55 million), a decrease of 12% from NIS 219 million in Q2 2016. The decrease reflected the continuing decrease in revenues from international calls as well as other fixed line services.

Equipment revenues in Q2 2017 totaled NIS 159 million (US$ 45 million), a decrease of 22% from NIS 205 million in Q2 2016, largely reflecting a decrease in the volume of equipment sales.

Gross profit from equipment sales in Q2 2017 was NIS 33 million (US$ 9 million), compared with NIS 42 million in Q2 2016, a decrease of 21%, mainly reflecting the decrease in the volume of equipment sales.

Total operating expenses ('OPEX') totaled NIS 489 million (US$ 140 million) in Q2 2017, a decrease of 15% or NIS 83 million from Q2 2016. The decrease mainly reflected a decline in expenses related to the cellular network as well as a decrease in other expenses reflecting the impact of various efficiency measures undertaken as part of a long-term plan to reduce the Company's cost base. Including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation), OPEX in Q2 2017 decreased by 13% compared with Q2 2016, mainly for the same reasons as above.

In Q2 2017, the Company recorded income with respect to the settlement agreement regarding the Orange brand in an amount of NIS 54 million (US$ 15 million), unchanged from Q2 2016. Q2 2017 is the last quarter the Company will record income with respect to the settlement agreement regarding the Orange brand.

Other income, net, totaled NIS 8 million (US$ 2 million) in Q2 2017, compared to NIS 12 million in Q2 2016, a decrease of 33%, mainly reflecting a decrease in income from the unwinding of trade receivables.

Operating profit for Q2 2017 was NIS 103 million (US$ 29 million), an increase of 54% compared with NIS 67 million in Q2 2016.

Adjusted EBITDA in Q2 2017 totaled NIS 252 million (US$ 72 million), an increase of 11% from NIS 228 million in Q2 2016. As a percentage of total revenues, Adjusted EBITDA in Q2 2017 was 31% compared with 25% in Q2 2016.

Adjusted EBITDA for the cellular segment was NIS 196 million (US$ 56 million), in Q2 2017, an increase of 26% from NIS 155 million in Q2 2016, reflecting the decrease in OPEX partially offset by a decrease in service revenues and gross profit from equipment sales. As a percentage of total cellular segment revenues, Adjusted EBITDA for the cellular segment in Q2 2017 was 31% compared with 22% in Q2 2016.

Adjusted EBITDA for the fixed-line segment was NIS 56 million (US$ 16 million) in Q2 2017, a decrease of 23% from NIS 73 million in Q2 2016, reflecting the decrease in service revenues, partially offset by a decrease in OPEX and an increase in gross profit from equipment sales. As a percentage of total fixed-line segment revenues, Adjusted EBITDA for the fixed-line segment in Q2 2017 was 27%, compared with 31% in Q2 2016.

Finance costs, net in Q2 2017 were NIS 54 million (US$ 15 million), an increase of 93% compared with NIS 28 million in Q2 2016, largely a result of one-time early repayment expenses of NIS 25 million in Q2 2017.

Income taxes for Q2 2017 were NIS 15 million (US$ 4 million), compared with NIS 13 million in Q2 2016.

Profit in Q2 2017 was NIS 34 million (US$ 10 million), compared with a profit of NIS 26 million in Q2 2016, an increase of 31%.

Based on the weighted average number of shares outstanding during Q2 2017, basic earnings per share or ADS, was NIS 0.21 (US$ 0.06), compared to basic earnings per share of NIS 0.17 in Q2 2016.

Cellular Segment Operational Review

At the end of Q2 2017, the Company's cellular subscriber base (including mobile data and 012 Mobile subscribers) was approximately 2.66 million including approximately 2.27 million Post-Paid subscribers or 85% of the base, and approximately 389 thousand Pre-Paid subscribers, or 15% of the subscriber base.

During the second quarter of 2017, the cellular subscriber base increased by approximately 4 thousand subscribers. The Post-Paid subscriber base increased by approximately 14 thousand subscribers, while the Pre-Paid subscriber base declined by approximately 10 thousand subscribers.

The quarterly churn rate for cellular subscribers in Q2 2017 was 9.0%, compared with 9.8% in Q2 2016. The decline in churn rate reflected a decline in both Post-Paid and Pre-Paid subscriber churn.

Total cellular market share (based on the number of subscribers) at the end of Q2 2017 was estimated to be approximately 26%, unchanged from Q2 2016.

The monthly Average Revenue per User ("ARPU") for cellular subscribers in Q2 2017 was NIS 62 (US$ 18), a decrease of 5% from NIS 65 in Q2 2016. The decrease mainly reflected the continued price erosion in key cellular services due to the persistent competition in the cellular market and one-time revenue items recorded in Q2 2016.

Funding and Investing Review

In Q2 2017, Adjusted Free Cash Flow totaled NIS 208 million (US$ 59 million), an increase of 30% from NIS 160 million in Q2 2016.

Cash generated from operations increased by 24% to NIS 268 million (US$ 77 million) in Q2 2017 from NIS 217 million in Q2 2016. The increase mainly reflected the increase in Adjusted EBITDA and the smaller decrease in operating assets and liabilities, which was mainly explained by the significant decrease in the volume of equipment sales under long-term payment plans.

Cash capital expenditures ('CAPEX payments'), as represented by cash flows used for the acquisition of property and equipment and intangible assets, were NIS 60 million (US$ 17 million) in Q2 2017, an increase of 5% from NIS 57 million in Q2 2016.

The level of Net Debt at the end of Q2 2017 amounted to NIS 1,081 million (US$ 309 million), compared with NIS 1,964 million at the end of Q2 2016.

Business Developments

Further to the Company's previous reports, regarding its intentions to early repay borrowings from banks and institutions, in June 2017 the Company repaid borrowings in a total amount of NIS 700 million (US$ 200 million) (borrowings C, D, E, F, G & H) and in July 2017 an additional amount of NIS 175 million (US$ 50 million) (borrowings G & I).

As previously reported by the Company on June 18, 2017, the Company issued shares of the Company. The total net consideration received was approximately NIS 190 million (US$ 54 million).

As previously reported by the Company on July 20, 2017, the Company issued new Notes (Series F), traded on TASE, in a principal amount of NIS 255 million (US$ 73 million), repayable in five equal annual installments in the years 2020 through 2024. The principal bears fixed annual interest of 2.16%, payable on a semiannual basis starting December 2017.

Regulatory Developments

In May 2017, the Ministry of Communications published its decision regarding the requirement of Bezeq to offer its telephony services to other operators in a resale format as of July 2017, instead of the planned full wholesale telephony services which was scheduled to begin in May 2015. The price paid to Bezeq by the operators for the resale telephony is suggested by the Ministry to be set substantially higher than the prices set for the planned full wholesale telephony product.

According to the decision, the date of implementation of the full wholesale telephony service has been postponed at the latest by July 18, 2018. However, the Ministry will consider whether to extend the temporary resale arrangement or to make it permanent in light of the competitive situation over the coming year.

The Ministry allowed interested parties to present their positions regarding the prices set for the resale format and the Company filed its response with the Ministry. The Company argued for lower tariffs for the resale telephony product and insisted that this arrangement can only be a temporary arrangement. The Minister committed that any possible change to the price (that may result from the hearing) would be applied retroactively.

In addition, in June 2017 the Ministry of Communications published the maximum tariffs for HOT's wholesale bit-stream internet access service. The Ministry has yet to publish its decisions regarding several critical issues which have so far delayed the actual implementation of this wholesale market. In addition, HOT has failed to implement some aspects of the service and these await enforcement by the Ministry. Therefore, there is no clear deadline for the implementation of the service.

IFRS 15

In May 2014, a new revenue recognition standard was issued (IFRS 15). The new standard is effective for annual reporting periods beginning on or after January 1, 2018, according to its transition provisions. Earlier application is permitted.

The Company has identified a number of relevant issues. Currently the most significant issue identified is the treatment of the costs of obtaining contracts with customers which, under the new standard, are to be capitalized under certain conditions, while currently these costs are generally recognized as incurred.  According to the standard, sale commissions and incentives paid to employees and resellers for obtaining contracts with customers will be recognized as assets, and amortized to profit or loss when the related goods and services are transferred to the customers. The capitalization of these costs of obtaining contracts is expected to have a material positive effect on our results of operations in the coming years, which is expected to be leveled off in later years.

In addition, the Company is in the process of preparing for the implementation of the requirement of the standard to allocate revenues to performance obligations identified, including preparing for the application of the portfolio approach under certain conditions, establishing customer groupings and other related issues.

The Company is making progress in implementing the required adjustments into the Company's information systems which are expected to be completed in the third quarter of 2017. The Company aims to adopt the standard as early as possible, subject to the completion of the required adjustments to the information systems.

The Company plans to apply the standard according to the modified retrospective approach. Under this approach, entities will recognize transitional adjustments in retained earnings on the date of initial application, i.e. without restating the comparative period; and applying the new rules to contracts that are not completed as of the date of initial application.

The Company is currently unable to quantify the impact of the implementation of IFRS 15.

Conference Call Details

Partner will hold a conference call on Wednesday, August 16, 2017 at 10.00AM Eastern Time / 5.00PM Israel Time.
To join the call, please dial the following numbers (at least 10 minutes before the scheduled time):
International: +972.3.918.0610
North America toll-free: +1.888.668.9141
A live webcast of the call will also be available on Partner's Investors Relations website at: www.partner.co.il/en/Investors-Relations/lobby/
If you are unavailable to join live, the replay of the call will be available from August 16, 2017 until September 06, 2017, at the following numbers:
International: +972.3.925.5941
North America toll-free: +1.877.456.0009
In addition, the archived webcast of the call will be available on Partner's Investor Relations website at the above address for approximately three months.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "estimate", "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. Specific statements have been made regarding the Company's continued investment and development in  its cellular network to offer its customers additional capabilities for Partner's IoT Pro network and higher internet speeds; the anticipated unique value-added offerings to Partner TV customers; the planned deployments of Partner's fiber optic infrastructure to reach additional tens of thousands of homes; the expected reduction in the Company's finance expenses and strengthened ability to realize our strategic plans as a result of refinancing measures taken by the Company and the expected material positive effect on our results of operations in the coming years as a result of the capitalization of the costs of securing contracts which is expected to be leveled off in later years. In addition, all statements other than statements of historical fact included in this press release regarding our future performance are forward-looking statements. We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including: (i) technological, technical or other operational difficulties that might delay or block the Company from: continuing to invest and develop its cellular network and fiber optic infrastructure to achieve the stated objectives; (ii) whether the Company will have the financial resources and commercial strategies which allow it to successfully offer its customers unique value-added offerings in the TV market and bundled services or reach the targeted expansion in the number of customers served by its fiber optic infrastructure; and the extent to which the Company's finance expenses will be and remain reduced and its results operations improved as a result, respectively, of the refinancing measures taken and the capitalization of the costs of securing contracts. The future results may differ materially from those anticipated herein. For further information regarding risks, uncertainties and assumptions about Partner, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments, and other risks we face, see "Item 3. Key Information - 3D. Risk Factors", "Item 4. Information on the Company", "Item 5. Operating and Financial Review and Prospects", "Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the Company's Annual Reports on Form 20-F filed with the SEC, as well as its immediate reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The quarterly financial results presented in this press release are unaudited financial results.

The results were prepared in accordance with IFRS, other than the non-GAAP financial measures presented in the section, "Use of Non-GAAP Financial Measures".

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly.

The convenience translations of the New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at June 30, 2017: US $1.00 equals NIS 3.496. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures

The following non-GAAP measures are used in this report. These measures are not financial measures under IFRS and may not be comparable to other similarly titled measures for other companies. Further, the measures may not be indicative of the Company's historic operating results nor are meant to be predictive of potential future results.

Non-GAAP Measure	Calculation	Most Comparable IFRS Financial Measure
Adjusted EBITDA*
Adjusted EBITDA:
Profit (Loss)
add
Income tax expenses,
Finance costs, net,
Depreciation and amortization expenses (including amortization of intangible assets, deferred expenses-right of use and impairment charges), Other expenses (mainly amortization of share based compensation)
Profit (Loss)

Adjusted EBITDA margin (%)	Adjusted EBITDA margin (%):
Adjusted EBITDA divided by Total revenues
Adjusted Free Cash Flow**	Adjusted Free Cash Flow: Cash flows from operating activities deduct Cash flows from investing activities add Short-term investment in (proceeds from) deposits	Cash flows from operating activities deduct Cash flows from investing activities
Total Operating Expenses (OPEX)
Total Operating Expenses:
Cost of service revenues
add
Selling and marketing expenses
add
General and administrative expenses
deduct
Depreciation and amortization expenses,
Other expenses (mainly amortization of employee share based compensation)
Sum of: Cost of service revenues, Selling and marketing expenses, General and administrative expenses
Net Debt	Net Debt: Current maturities of notes payable and borrowings add Notes payable add Borrowings from banks and others deduct Cash and cash equivalents deduct Short-term deposits	Sum of: Current maturities of notes payable and borrowings, Notes payable, Borrowings from banks and others

* Adjusted EBITDA is fully comparable with EBITDA measure which was provided in reports for prior periods.
**Adjusted Free Cash Flow measure is fully comparable to Free Cash Flow measure which was provided in reports for prior periods.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet services and television services). Partner's ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).
For more information about Partner, see: http://www.partner.co.il/en/Investors-Relations/lobby

Contacts:
Dudu Mizrahi Chief Financial Officer Tel: +972-54-781-4951	Liat Glazer Shaft Head of Investor Relations and Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	June 30,	December 31,	June 30,
	2017	2016	2017
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	897	716	257
Short-term deposits		452
Trade receivables	863	990	247
Other receivables and prepaid expenses	54	57	15
Deferred expenses – right of use	37	28	11
Inventories	96	96	27
	1,947	2,339	557

NON CURRENT ASSETS
Trade receivables	245	333	70
Prepaid expenses and other	2	2	1
Deferred expenses – right of use	109	75	31
Property and equipment	1,125	1,207	322
Licenses and other intangible assets	711	793	203
Goodwill	407	407	116
Deferred income tax asset	45	41	13
	2,644	2,858	756

TOTAL ASSETS	4,591	5,197	1,313

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	June 30,	December 31,	June 30,
	2017	2016	2017
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	699	498	200
Trade payables	643	681	184
Payables in respect of employees	76	101	22
Other payables (mainly institutions)	10	28	3
Income tax payable	78	45	22
Deferred income with respect to settlement agreement with Orange
Deferred revenues from HOT mobile	31	31	9
Other deferred revenues	39	38	11
Provisions	75	77	21
	1,651	1,607	472
NON CURRENT LIABILITIES
Notes payable	649	646	186
Borrowings from banks and others	630	1,550	180
Liability for employee rights upon retirement, net	36	39	10
Dismantling and restoring sites obligation	28	35	8
Deferred revenues from HOT mobile	180	195	51
Other non-current liabilities	20	14	6
	1,543	2,479	441
TOTAL LIABILITIES	3,194	4,086	913

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2016 and June 30, 2017 - 235,000,000 shares; issued and outstanding -	2	2	1
December 31, 2016 – *156,993,337 shares
June 30, 2017 – *167,296,026 shares
Capital surplus	1,218	1,034	348
Accumulated retained earnings	454	358	130
Treasury shares, at cost December 31, 2016 – **3,603,578 shares June 30, 2017 – **3,525,463 shares	(277)	(283)	(79)
TOTAL EQUITY	1,397	1,111	400
TOTAL LIABILITIES AND EQUITY	4,591	5,197	1,313

*   Net of treasury shares.
** Including, restricted shares in amount of 2,143,957 and 2,061,201 as of June 30, 2017 and December 31, 2016 respectively held by trustee under the Company's Equity Incentive Plan, such shares will become outstanding upon completion of vesting conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	6 month period ended June 30		3 month period ended June 30		6 month period ended June 30,	3 month period ended June 30,
	2017	2016	2017	2016	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Revenues, net	1,608	1,874	805	897	460	230
Cost of revenues	1,291	1,527	637	730	369	182
Gross profit	317	347	168	167	91	48

Selling and marketing expenses	151	232	77	105	43	22
General and administrative expenses	100	128	50	61	29	14
Income with respect to settlement agreement with Orange	108	108	54	54	31	15
Other income, net	17	26	8	12	5	2
Operating profit	191	121	103	67	55	29
Finance income	1	14	1	6	*	*
Finance expenses	78	66	55	34	22	15
Finance costs, net	77	52	54	28	22	15
Profit before income tax	114	69	49	39	33	14
Income tax expenses	29	29	15	13	9	4
Profit for the period	85	40	34	26	24	10

Earnings per share
Basic	0.54	0.26	0.21	0.17	0.15	0.06
Diluted	0.54	0.26	0.21	0.17	0.15	0.06

Weighted average number of shares outstanding (in thousands)
Basic	157,746	156,091	158,442	156,092	157,746	158,442
Diluted	159,555	157,605	159,970	157,669	159,555	159,970

* Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	6 month period ended June 30,		3 month period ended June 30,		6 month period ended June 30,	3 month period ended June 30,
	2017	2016	2017	2016	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Profit for the period	85	40	34	26	24	10
Other comprehensive income for the period, net of income tax	-	-	-	-	-	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	85	40	34	26	24	10

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels				New Israeli Shekels
	Six months ended June 30, 2017				Six months ended June 30, 2016
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	977	309		1,286	1,060	342		1,402
Inter-segment revenue - Services	9	77	(86)		10	99	(109)
Segment revenue - Equipment	290	32		322	432	40		472
Total revenues	1,276	418	(86)	1,608	1,502	481	(109)	1,874
Segment cost of revenues – Services	735	293		1,028	851	302		1,153
Inter-segment cost of revenues- Services	76	10	(86)		98	11	(109)
Segment cost of revenues - Equipment	240	23		263	342	32		374
Cost of revenues	1,051	326	(86)	1,291	1,291	345	(109)	1,527
Gross profit	225	92		317	211	136		347
Operating expenses (3)	207	44		251	301	59		360
Income with respect to settlement agreement with Orange	108			108	108			108
Other income, net	16	1		17	24	2		26
Operating profit	142	49		191	42	79		121
Adjustments to presentation of segment Adjusted EBITDA
–Depreciation and amortization	215	68			230	75
–Other (1)	11				25	(1)
Segment Adjusted EBITDA (2)	368	117			297	153
Reconciliation of segment subtotal Adjusted EBITDA to profit for the period
Segments subtotal Adjusted EBITDA (2)				485				450
- Depreciation and amortization				(283)				(305)
- Finance costs, net				(77)				(52)
- Income tax expenses				(29)				(29)
- Other (1)				(11)				(24)
Profit for the period				85				40

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels				New Israeli Shekels
	Three months ended June 30, 2017				Three months ended June 30, 2016
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	493	153		646	521	171		692
Inter-segment revenue - Services	4	39	(43)		6	48	(54)
Segment revenue - Equipment	145	14		159	188	17		205
Total revenues	642	206	(43)	805	715	236	(54)	897
Segment cost of revenues – Services	363	148		511	415	152		567
Inter-segment cost of revenues- Services	38	5	(43)		48	6	(54)
Segment cost of revenues - Equipment	117	9		126	149	14		163
Cost of revenues	518	162	(43)	637	612	172	(54)	730
Gross profit	124	44		168	103	64		167
Operating expenses (3)	105	22		127	137	29		166
Income with respect to settlement agreement with Orange	54			54	54			54
Other income, net	8			8	11	1		12
Operating profit	81	22		103	31	36		67
Adjustments to presentation of segment Adjusted EBITDA
–Depreciation and amortization	107	35			113	37
–Other (1)	8	(1)			11	*
Segment Adjusted EBITDA (2)	196	56			155	73
Reconciliation of segment subtotal Adjusted EBITDA to profit for the period
Segments subtotal Adjusted EBITDA (2)				252				228
- Depreciation and amortization				(142)				(150)
- Finance costs, net				(54)				(28)
- Income tax expenses				(15)				(13)
- Other (1)				(7)				(11)
Profit for the period				34				26

*   Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

(1)	Mainly amortization of employee share based compensation.

(2)
Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges; it is fully comparable to EBITDA information which has been previously provided for prior periods.

(3)	Operating expenses include selling and marketing expenses and general and administrative expenses.

  PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli Shekels		Convenience translation into U.S. Dollars
	6 months ended June 30,
	2017	2016	2017
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	464	391	134
Income tax paid	(2)	(12)	(1)
Net cash provided by operating activities	462	379	133

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(86)	(71)	(25)
Acquisition of intangible assets	(43)	(34)	(12)
Proceeds from short-term deposits	452		129
Interest received	1	*	*
Proceeds from (repayment of) derivative financial instruments, net	*	*	*
Net cash provided by (used in) investing activities	324	(105)	92

CASH FLOWS FROM FINANCING ACTIVITIES:
Share issuance	190		54
Interest paid	(75)	(66)	(21)
Current borrowings received		24
Repayment of non-current borrowings	(720)	(7)	(206)
Repayment of notes payable		(235)
Net cash used in financing activities	(605)	(284)	(173)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	181	(10)	52

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	716	926	205

CASH AND CASH EQUIVALENTS AT END OF PERIOD	897	916	257

* Representing an amount of less than 1 million.

  PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix - Cash generated from operations and supplemental information

	New Israeli Shekels		Convenience translation into U.S. Dollars
	6 months ended June 30,
	2017	2016	2017
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Cash generated from operations:
Profit for the period	85	40	24
Adjustments for:
Depreciation and amortization	265	290	76
Amortization of deferred expenses - Right of use	18	14	5
Employee share based compensation expenses	11	24	3
Liability for employee rights upon retirement, net	(3)	(3)	(1)
Finance costs, net	*	(2)	*
Change in fair value of derivative financial instruments	(1)	*	*
Interest paid	75	66	21
Interest received	(1)	*	*
Deferred income taxes	(5)	11	(1)
Income tax paid	2	12	1
Changes in operating assets and liabilities:
Decrease in accounts receivable:
Trade	215	27	61
Other	3	7	1
Increase (decrease) in accounts payable and accruals:
Trade	(8)	(9)	(2)
Other payables	(41)	(21)	(11)
Provisions	(2)	4	(1)
Deferred income with respect to settlement agreement with Orange	(108)	(108)	(31)
Deferred revenues from HOT mobile	(15)	27	(4)
Other deferred revenues	2	*	1
Increase in deferred expenses - Right of use	(61)	(31)	(17)
Current income tax	33	6	9
Decrease in inventories	*	37	*
Cash generated from operations	464	391	134

* Representing an amount of less than 1 million.

At June 30, 2017 and 2016, trade and other payables include NIS 95 million ($27 million) and NIS 95 million, respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.

These balances are recognized in the cash flow statements upon payment.

Reconciliation of Non-GAAP Measures:

Adjusted Free Cash Flow	New Israeli Shekels				Convenience translation into U.S. Dollars	Convenience translation into U.S. Dollars
	6 months period ended June 30,	6 months period ended June 30,	3 months period ended June 30,	3 months period ended June 30,	6 months period ended June 30,	3 months period ended June 30,
	2017	2016	2017	2016	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Net cash provided by operating activities	462	379	268	217	132	77
Net cash used in investing activities	324	(105)	190	(57)	93	54
Short-term investment in deposits	(452)		(250)		(129)	(71)
Adjusted Free Cash Flow	334	274	208	160	96	60

Interest paid	(75)	(66)	(58)	(41)	(22)	(17)
Adjusted Free Cash Flow After Interest	259	208	150	119	75	43

Total Operating Expenses (OPEX)	New Israeli Shekels				Convenience translation into U.S. Dollars	Convenience translation into U.S. Dollars
	6 months period ended June 30,	6 months period ended June 30,	3 months period ended June 30,	3 months period ended June 30,	6 months period ended June 30,	3 months period ended June 30,
	2017	2016	2017	2016	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Cost of revenues – Services	1,028	1,153	511	567	294	146
Selling and marketing expenses	151	232	77	105	43	22
General and administrative expenses	100	128	50	61	29	14
Depreciation and amortization (2)	(283)	(305)	(142)	(150)	(81)	(41)
Other (1)	(11)	(24)	(7)	(11)	(3)	(1)
OPEX	985	1,184	489	572	282	140

(1)	Mainly amortization of employee share based compensation.

(2)	Including impairment charges.

Key Financial and Operating Indicators (unaudited)*

NIS M unless otherwise stated	Q2' 15	Q3' 15	Q4' 15	Q1' 16	Q2' 16	Q3' 16	Q4' 16	Q1' 17	Q2' 17	2015	2016
Cellular Segment Service Revenues	581	587	550	543	527	531	498	489	497	2,297	2,099
Cellular Segment Equipment Revenues	271	234	269	244	188	139	158	145	145	1,051	729
Fixed-Line Segment Service Revenues	226	225	223	222	219	220	205	194	192	906	866
Fixed-Line Segment Equipment Revenues	16	12	22	23	17	12	11	18	14	68	63
Reconciliation for consolidation	(50)	(52)	(57)	(55)	(54)	(53)	(51)	(43)	(43)	(211)	(213)
Total Revenues	1,044	1,006	1,007	977	897	849	821	803	805	4,111	3,544
Gross Profit from Equipment Sales	67	52	61	56	42	28	18	26	33	239	144
Operating Profit (Loss)	67	32	(48)	54	67	64	8	88	103	107	193
Cellular Segment Adjusted EBITDA	160	137	152	142	155	156	109	172	196	597	562
Fixed-Line Segment Adjusted EBITDA	76	59	65	80	73	64	55	61	56	279	272
Total Adjusted EBITDA	236	196	217	222	228	220	164	233	252	876	834
Adjusted EBITDA Margin (%)	23%	19%	22%	23%	25%	26%	20%	29%	31%	21%	24%
OPEX	601	650	608	612	572	570	570	496	489	2,463	2,324
Impairment charges on operating profit			98							98
Income with respect to settlement agreement with Orange		23	38	54	54	55	54	54	54	61	217
Finance costs, net	46	40	39	24	28	30	23	23	54	143	105
Profit (loss)	9	(9)	(65)	14	26	19	(7)	51	34	(40)	52
Capital Expenditures (cash)	111	64	56	48	57	44	47	69	60	359	196
Capital Expenditures (additions)	84	51	86	34	40	44	84	40	61	271	202
Adjusted Free Cash Flow	24	291	230	114	160	215	269	126	208	566	758
Adjusted Free Cash Flow (After Interest)	(28)	277	172	89	119	201	241	109	150	429	650
Net Debt	2,626	2,355	2,175	2,079	1,964	1,768	1,526	1,415	1,081	2,175	1,526
Cellular Subscriber Base (Thousands)	2,747	2,739	2,718	2,692	2,700	2,693	2,686	2,658	2,662	2,718	2,686
Post-Paid Subscriber Base (Thousands)	2,112	2,136	2,156	2,174	2,191	2,215	2,241	2,259	2,273	2,156	2,241
Pre-Paid Subscriber Base (Thousands)	635	603	562	518	509	478	445	399	389	562	445
Cellular ARPU (NIS)	70	71	67	67	65	66	62	61	62	69	65
Cellular Churn Rate (%)	10.9%	10.8%	11.1%	11.2%	9.8%	9.7%	9.4%	9.8%	9.0%	46%	40%
Number of Employees (FTE)	3,354	3,017	2,882	2,827	2,740	2,742	2,686	2,580	2,582	2,882	2,686

*	See footnote 2 regarding use of non-GAAP measures.

Disclosure for notes holders as of June 30, 2017

Information regarding the notes series issued by the Company, in million NIS

Series	Original issuance date	Principal on the date of issuance	As of 30.06.2017				As of 20.07.2017		Interest rate	Principal repayment dates		Interest repayment dates	Linkage	Trustee contact details
			Principal book value	Linked principal book value	Interest accumulated in books	Market value	Principal book value	Linked principal book value		From	To
C	25.04.10 24.02.11*	200 444	393	427	0	438			3.35% + CPI	30.12.16	30.12.18	30.6, 30.12	Linked to CPI	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
D	25.04.10 04.05.11*	400 146	546	546	0	552			1.34% (MAKAM+1.2%)	30.12.17	30.12.21	30.3, 30.6, 30.9, 30.12	Variable interest MAKAM (2)	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
E	25.04.10 04.05.11*	400 535	121	121	0	124			5.5%	30.12.13	30.12.17	30.6, 30.12	Not Linked	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv.Tel:03-6374355.
F (1)	20.07.17	255	N/A	N/A	N/A	N/A	255	255	2.16%	25.06.20	25.06.24	25.6, 25.12	Not Linked	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.

(1) In July 2017, after the balance sheet date, the Company issued Series F Notes in a principal amount of NIS 255 million. Regarding Series F Notes, the Company is required to comply with a financial covenant that the ratio of Net Debt to Adjusted EBITDA shall not exceed 5. Compliance will be examined and reported on a quarterly basis. For the definitions of Net Debt and Adjusted EBITDA see 'Use of non-GAAP measures' section above. For the purpose of the covenant, Adjusted EBITDA is calculated as the sum total for the last 12 month period, excluding adjustable one-time items. As of June 30, 2017, the ratio of Net Debt to Adjusted EBITDA was 1.2. Additional stipulations regarding Series F Notes are as follows: shareholders' equity shall not decrease below NIS 400 million; the Company shall not create floating liens subject to certain terms; the Company has the right for early redemption under certain conditions; the Company shall pay additional annual interest of 0.5% in the case of a two-notch downgrade in the Notes rating and an additional annual interest of 0.25% for each further single-notch downgrade, up to a maximum additional interest of 1%; the Company shall pay additional annual interest of 0.25% during a period in which there is a breach of the financial covenant.

The Company has additional financial covenants regarding its borrowings from financial institutions. See note 15 to the Company's 2016 annual financial statements.

In the reporting period, the Company was in compliance with all financial covenants and obligations and no cause for early repayment occurred.

(2) 'MAKAM' is a variable interest based on the yield of 12 month government bonds issued by the government of Israel. The interest rate is updated on a quarterly basis.

(*) On these dates additional Notes of the series were issued. The information in the table refers to the full series.

Disclosure for Notes holders as of June 30, 2017 (cont.)

Notes Rating Details*

Series	Rating Company	Rating as of 30.06.2017 and 15.08.2017 (1)	Rating assigned upon issuance of the Series	Recent date of rating as of 30.06.2017	Recent date of rating as of 15.08.2017	Additional ratings between original issuance and the recent date of rating as of 15.08.2017 (2)
						Date	Rating
C	S&P Maalot	ilA+	ilAA-	07/2016	07/2017	07/2010, 09/2010, 10/2010, 09/2012, 12/2012, 06/2013, 07/2014, 07/2015, 07/2016, 07/2017	ilAA-/Stable, ilAA-/Stable, ilAA-/Negative, ilAA-/Watch Neg, ilAA-/Negative, ilAA-/Stable, ilAA-/Stable, ilA+/Stable, ilA+/Stable, ilA+/Stable
D	S&P Maalot	ilA+	ilAA-	07/2016	07/2017
E	S&P Maalot	ilA+	ilAA-	07/2016	07/2017
F	S&P Maalot	ilA+ (3)	ilA+	N/A	07/2017	07/2017	ilA+/Stable

(1) In July 2016 and July 2017, S&P Maalot affirmed the Company's rating of "ilA+/Stable".

(2) For details regarding the rating of the notes see the S&P Maalot report dated July 2, 2017 and July 27, 2017.

(3) Notes Series F was issued in July 2017, after the balance sheet date. Series F rating was assigned at the issuance date.

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating

Summary of Financial Undertakings (according to repayment dates) as of June 30, 2017

a.
Notes issued to the public by the Company and held by the public, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other	Gross interest payments (without deduction of tax)
First year	213,573	230,506	-	-	-	20,657
Second year	213,573	109,228	-	-	-	8,416
Third year	-	109,228	-	-	-	3,661
Fourth year	-	109,228	-	-	-	2,197
Fifth year and on	-	109,228	-	-	-	732
Total	427,146	667,418	-	-	-	35,663

b.
Private notes and other non-bank credit, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other	Gross interest payments (without deduction of tax)
First year	-	257,045	-	-	-	34,055
Second year	-	142,500	-	-	-	25,441
Third year	-	163,333	-	-	-	18,748
Fourth year	-	140,833	-	-	-	11,785
Fifth year and on	-	183,333	-	-	-	8,857
Total	-	887,044	-	-	-	98,886

c.	Credit from banks in Israel based on the Company's "Solo" financial data – None.

d.	Credit from banks abroad based on the Company's "Solo" financial data – None.

Summary of Financial Undertakings (according to repayment dates) as of June 30, 2017 (cont.)

e.	Total of sections a - d above, total credit from banks, non-bank credit and notes based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other	Gross interest payments (without deduction of tax)
First year	213,573	487,551	-	-	-	54,712
Second year	213,573	251,728	-	-	-	33,857
Third year	-	272,561	-	-	-	22,409
Fourth year	-	250,061	-	-	-	13,982
Fifth year and on	-	292,561	-	-	-	9,589
Total	427,146	1,554,462	-	-	-	134,549

f.	Off-balance sheet Credit exposure based on the Company's "Solo" financial data (in thousand NIS) – 50,000 (Guarantees on behalf of an associate, without expiration date).

g.	Off-balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above – None.

h.
Total balances of the credit from banks, non-bank credit and notes of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above - None.

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of notes offered by the Company held by the parent company or the controlling shareholder - None.

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of notes offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company – None.

k.	Total balances of credit granted to the Company by consolidated companies and balances of notes offered by the Company held by the consolidated companies - None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ David (Dudu) Mizrahi
Name: David (Dudu) Mizrahi
Title: Chief Financial Officer

Dated: August 16, 2017